EXHIBIT 99.1

News Release

Descartes Signs Definitive Agreement to Acquire Integrated Export Systems Business

Adds a robust freight forwarder and customs broker community specializing in processing shipments originating in Asia

WATERLOO, Ontario, June 13, 2012 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, has signed a definitive agreement to acquire substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”) for approximately US$35 million in cash.

IES provides software-as-a-service solutions that help freight forwarders, non-vessel operating common carriers (NVOCCs), and customs brokers manage their businesses and improve profitability. With offices in New Jersey and Hong Kong, IES delivers its solutions to more than 600 customers with users in over 70 countries worldwide.  The company is also a leader in regulatory compliance solutions, where its collaborative security filing solutions connect thousands of logistics service providers who are processing shipments that primarily originate from the Asia Pacific region.

“IES is a market leader in forwarding and customs brokerage systems, and regulatory compliance services,” said Edward Ryan, Chief Commercial Officer at Descartes.  “By combining the IES solutions with our Logistics Technology Platform, we strengthen our application footprint for forwarders, NVOCCs and customs brokers. We will also add thousands of logistics service providers in Asia to our global logistics community with the potential to drive new transactions over our Global Logistics Network.”

IES has developed and deployed its fully-integrated forwarding and customs brokerage enterprise system for more than 20 years. IES’s systems process numerous transactions and documents critical to the flow of goods, including warehouse receipts, purchase orders and commercial invoices, which can be made available over Descartes’ cloud-based Global Logistics Network. IES customers will also have access to additional shipment execution capabilities such as airfreight bookings, and access to a wider geographic range of regulatory compliance services for shipment security filings in Europe and South America.

“We’ve been working with the IES team as part of our United by Design partner program for more than 6 years,” said Art Mesher, Chairman and CEO at Descartes. “IES has a results-based culture, recurring revenue subscription model and profit discipline that is similar to our own. We’re very much looking forward to welcoming them to the Descartes team.”

The transaction is expected to close during Descartes’ fiscal second quarter ending July 31, 2012. The transaction is subject to customary closing conditions.

About IES

For more information about IES, please visit www.iesltd.com.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Descartes Investor Contact
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes completing the transaction to acquire IES’s assets; the benefits that a completed transaction would bring to Descartes, IES and each of their respective customers; the anticipated timing to close the transaction; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the assumption that the conditions to the transaction will be fulfilled or fulfilled on a timely basis; the parties’ ability to close the transaction and within the currently anticipated timeline; and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

The Descartes Systems Group Inc. | TSX: DSG | NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com